SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated April 8, 2005, relating to the successful joint development of EEPROM technology for automotive electronics market by the Registrant and Integrated Silicon Solution, Inc. – Shanghai.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: April 12, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated April 8, 2005, relating to the successful joint development of EEPROM technology for automotive electronics market by the Registrant and Integrated Silicon Solution, Inc. – Shanghai.

Exhibit 99.1

SMIC and ISSI-Shanghai Have Jointly Developed a High Reliability

EEPROM Technology for Automotive Electronics Market

Shanghai, China, April 8, 2005 - Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) and Integrated Silicon Solution, Inc.-Shanghai (ISSI-Shanghai) today announced the successful development of a high reliability Electrically Erasable Programmable Read Only Memory (EEPROM) technology for a wide variety of applications. SMIC provides the manufacturing service of silicon chips for ISSI-Shanghai, whilst ISSI-Shanghai delivers high reliability and cost competitive solutions mainly for automotive electronics market.

“This is a key technology with significant importance due to the potential market size and the number of current and potential applications, particularly in China. We are here to serve our customers’ needs and we are ready. The reliability data obtained from real products using this advanced EEPROM technology indicates SMIC’s EEPROM fabrication has reached another milestone,” said Mr. Roger Lee, Senior Vice President of SMIC’s Memory Technology Development Center, which is responsible for the development and implementation of DRAMs, Flash, embedded Flash, advanced EEPROM, High Voltage LCD drivers, LCOS micro display and CMOS image sensors.

SMIC’s advanced high reliability EEPROM technology is immediately available for all customers. ISSI-Shanghai’s EEPROM products are now fabricated at SMIC using SMIC’s advanced process technology.

The EEPROM products designed by ISSI-Shanghai are widely used in a broad range of applications including automotive electronics. “With more reliable lifetime, more powerful performance and greater cost competitiveness, these EEPROM cells allow us to provide higher quality and more cost-effective products to our customers and help us, in particular, to fulfill our long-term commitment to the automotive market,” said Henry Pu, General Manager of ISSI-Shanghai and Vice President of ISSI Worldwide Quality/Reliability.

Covering densities from 1K to 64K and operating from 1.8V to 5.5V, this complete line of serial EEPROM devices is offered in all three popular interface protocols: I²C, Microwire and SPI. For the automotive application, this new technology not only meets the automotive temperature range of –40°to +125°C but also reduces standby power by 25% and increases the maximum speed for the SPI devices to 10Mhz.

Many units of these EEPROM devices designed by ISSI-Shanghai have already been shipped to various customers of ISSI and the product has proved successful in different applications.

1

About ISSI-Shanghai

ISSI-Shanghai is a fabless semiconductor company that designs and markets high performance integrated circuits for the following key markets: (i) digital consumer electronics, (ii) networking, (iii) mobile communications and (iv) automotive electronics. The Company’s primary products are high speed and low power SRAM and low and medium density DRAM. The Company also designs and markets EEPROM, SmartCards and is developing selected non-memory products focused on its key markets. ISSI-Shanghai is based in Zhangjiang Hi-Tech Park, Shanghai with sales offices in Beijing, Shenzhen and Hong Kong. The Company is wholly owned by Integrated Silicon Solution, Inc. (NASDAQ: ISSI) headquartered in Silicon Valley, U. S. A. For more information, please visit http://www.issi.com

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000 and ISO14001 certifications. For additional information, please visit http://www.smics.com/.

2